June 28, 2013

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                        FTD Companies, Inc.

Registration Statement on Form 10-12B

Filed April 30, 2013

File No. 001-35901

Dear Ms. Ransom:

On behalf of FTD Companies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated May 29, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10 (001-35901) that was filed on April 30, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement.  The Revised Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the April 30, 2013 filing to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

General

1.                                    Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

To the extent that information is required by Form 10 and not provided in the Revised Registration Statement, the Company will provide all such information, including filing the required exhibits and completing all blanks in the Information Statement, subject to applicable exemptions, in subsequent amendments to the Registration Statement. The Company confirms its understanding that the Staff will require sufficient time to review such information before accelerating the effectiveness of the Registration Statement.

Exhibit 99.1

2.                                    Please expand the disclosure in the Information Statement to describe the material assets and liabilities that will be transferred to you by United Online.

The Company has revised the disclosure on page 97 of the Information Statement in response to the Staff’s comment.

Summary, page 1

Questions and Answers About the Separation, page 5

What are the U.S. federal income tax consequences of the distribution? Page 6

3.                                    Please indicate here, as you do elsewhere, that these conditions are waivable by you.

The Company has revised the disclosure on page 7 of the Information Statement in response to the Staff’s comment.

What will happen to United Online equity awards in connection with the Separation?, page 9

4.                                    We note that your disclosure in response to this question indicates that you “expect” equity awards to be treated in a certain manner. Please briefly describe the conditions upon which these expectations are based, and the reason(s) that the expected treatment of the equity awards as described herein may change.

The Company has revised the disclosure on pages 9 and 49-50 of the Information Statement in response to the Staff’s comment.

5.                                    When available, for each type of award listed please disclose the number of shares or options that will vest or otherwise be adjusted as a result of the Separation.

The Company will provide this information when it is available.

What are the risks associated with the Separation?, page 9

6.                                    Please revise to provide a summary of the risks of the separation, in the same manner and degree to which you discuss the benefits of the separation on page 5.

The Company has revised the disclosure on pages 9-10 of the Information Statement in response to the Staff’s comment.

Summary of the Separation, page 11

Assets and Liabilities, page 13

7.                                    We note your disclosure that you will enter into a separation and distribution agreement with United Online which will allocate the assets and liabilities of United Online between you and United Online. Please tell us when you plan to finalize this agreement and tell us how this uncertainty affects the historical and pro forma financial statements included in this filing. In doing so, explain if you reasonably expect there to be any material adjustments to your financial statements as a result of finalizing this agreement.

The Company plans to finalize a Separation and Distribution Agreement with United Online prior to the Separation and also plans to file the form of such agreement as an exhibit to the Revised Registration Statement in a subsequent amendment.  United Online and FTD have generally had segregated assets and liabilities since United Online’s acquisition of FTD in 2008.  As a result, it is not currently expected that any material assets or liabilities not already reflected on the financial statements of FTD will be transferred by the UOL Entities to the FTD Entities in connection with Separation.  The Company does not expect there to be any material adjustments to its financial statements as a result of finalizing the Separation and Distribution Agreement.

Conditions to the Separation, page 15

8.                                    We note your statement that the conditions enumerated must be satisfied or waived by United Online’s Board of Directors in its sole and absolute discretion. We further note that the conditions that must be met or waived include that the SEC has declared effective your registration statement on Form 10 and that you have mailed the Information Statement to the holders of record of United Online’s common stock. Please confirm to us your understanding that such conditions must be satisfied for you and United Online to rely on our position set forth in Staff Legal Bulletin No. 4.

The Company confirms its understanding that the SEC must declare effective the Registration Statement and that the Company must mail the Information Statement to the holders of record of United Online’s common stock for the Company to rely on the Staff’s position set forth in Staff Legal Bulletin No. 4.

Risk Factors, page 18

9.                                    Please delete the fifth and sixth paragraphs of the first paragraph under this heading which suggest that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them. Please similarly revise the last paragraph on page 42.

The Company has deleted such disclosure in the revised Information Statement in response to the Staff’s comment.

Risks Relating to Our Business, page 18

The success of our business is dependent on our floral network members, page 21

10.                            We note your statements that you “have lost, and may continue to lose floral network members” and that “[a] significant portion of your profitability is dependent on [your] floral network members.” Please provide additional disclosure including quantitative disclosure, if possible, regarding the number of floral network members you have lost in recent periods, and the impact that the decline in the number of floral network members has had on your results of operations.

We have experienced a modest decline in the number of floral network members in recent years; however, our financial results of operations during that same period have not been materially affected by such decline.  In prospective filings, if the decline in the number of floral network members increases significantly or if any such declines adversely impact our financial results, we will provide additional disclosure, including quantitative disclosure.

In addition, to clarify the risk for the reader, we have revised the risk factor on page 21 of the Information Statement.

Following the Separation, we will have a substantial amount of indebtedness..., page 30

11.                            Please enhance this risk factor to quantify the amount of indebtedness you expect to have, with a view to clarifying your references to “substantial.”

The Company has revised the disclosure on page 30 of the Information Statement in response to the Staff’s comment.  Prior to the Separation, the Company intends either to refinance its indebtedness under the Credit Agreement or seek consent of and/or waiver from the lenders as required by the terms of the Credit Agreement to effect the Separation and to make certain amendments to the Credit Agreement related to the Separation.  The Company will update this disclosure in a subsequent amendment to the Registration Statement after a final determination has been made by the Company’s Board of Directors.

Risks Relating to the Separation, page 32

We may be unable to achieve some or all of the benefits, page 34

12.                           Please revise to provide additional detail as to what you mean by “(6) investor choice.”

The Company has revised the disclosure on page 34 of the Information Statement in response to the Staff’s comment.

Cautionary Statement Concerning Forward-Looking Statements, page 42

13.                            We note your statement that “[f]orward-looking statements include all statements that are not historical facts . . . .” This statement appears overly broad, as your Information Statement contains many statements relating to present facts and conditions which do not constitute forward-looking statements. Please revise these statements and similar statements on page 58.

The Company has revised the disclosure on page 42 of the Information Statement in response to the Staff’s comment.  The Company respectfully believes that the Staff’s comment should not apply to the statements on page 59, which contains a narrower formulation of the forward-looking statement language.

The Separation, page 43

Reasons for the Separation, page 43

14.                            We note your statement on page 44 that “[i]t is expected that the market will likely place a higher valuation multiple on [your] company . . . .” Please provide additional disclosure regarding the basis for your belief in this regard. Please also indicate that there is no assurance that such higher value will be achieved.

The Company has revised the disclosure on pages 16 and 44 of the Information Statement in response to the Staff’s comment.

Transferability of Shares You Receive, page 45

15.                            When known, please disclose the amount of shares that may be resold by your affiliates subject to Securities Act Rule 144. Please refer to Item 201(a)(2)(ii) of Regulation S-K.

The Company has revised the disclosure on page 45 in response to the Staff’s comment. When known, the Company will further revise the disclosure on page 45 of the Information Statement to disclose the number of shares that may be resold by the Company’s affiliates subject to Securities Act Rule 144.

Material U.S. Federal Income Tax Consequences of the Separation, page 45

16.                            Please clarify whether you have already applied for the IRS Ruling and when you expect to receive it.

United Online applied for the IRS Ruling on February 19, 2013 and expects to receive such ruling in four to six months from such application date.

17.                            Please disclose what you expect the Tax Opinion to opine upon. In this regard, your disclosure on page 32 seems to indicate that the Tax Opinion will address the same content as the IRS Ruling, namely that the distribution will qualify as a tax-free transaction for U.S. Federal income tax purposes under Section 355 of the Code. Here, however, you seem to indicate that the Tax Opinion will opine on “certain aspects” of the tax treatment of the distribution not addressed by the IRS Ruling.

The Company has revised the disclosure on page 47 of the Information Statement in response to the Staff’s comment.

18.                            We note your statement on page 47 that the Tax Opinion is not expected to be issued until after the date of the Information Statement. If United Online does not obtain the Tax Opinion prior to the distribution, or the Tax Opinion is not consistent with the expected tax consequences described in your Information Statement and the change in tax consequences is material to United Online’s shareholders, please tell us how United Online intends to communicate such changes in tax consequences to its shareholders.

If United Online does not obtain the Tax Opinion prior to the distribution, or the Tax Opinion is not consistent with the expected tax consequences described in the Information Statement and the change in tax consequences were to be material to United Online’s shareholders, United Online would communicate such change in tax consequences to its shareholders by amending and recirculating the Information Statement or, if after the distribution, by filing a Form 8-K.

19.                            We note the disclosure on page 50 that the condition of United Online’s receipt of an IRS Ruling may be waived by United Online. If United Online waives such condition and the change in tax consequences is material to United Online’s shareholders, please tell us how United Online intends to communicate such change in tax consequences to its shareholders.

United Online does not intend to waive such condition; however, if United Online were to waive such condition and the change in tax consequences from those disclosed in the Information Statement were to be material to United Online’s shareholders, United Online would communicate such change in tax consequences to its shareholders by amending and recirculating the Information Statement.

Treatment of Equity-Based Compensation, page 49

20.                            We note that you intend to replace United Online options and restricted stock unit awards with FTD awards. Please tell us how you intend to account for these modifications. In doing so, explain in sufficient detail how you will determine the fair value of the replacement awards and clarify if your disclosures regarding preserving “intrinsic value” mean that you expect the fair value of the old and new awards to be equal at the time of the modifications.

The United Online equity plans under which stock options and restricted stock units have been granted require that, in connection with a transaction such as the Separation, outstanding awards be adjusted as necessary to avoid inappropriate enlargement or dilution of the rights of holders of those awards.  In satisfaction of this requirement, United Online stock options and restricted stock units (“United Online awards”) will be replaced with FTD stock options and restricted stock units (“FTD awards”) having the same value immediately following their issuance as the United Online awards they replace. In order to preserve the value of United Online awards being replaced by FTD awards to keep employees “whole” upon the Separation, we will adjust the number of awards based on the distribution ratio and the exercise price, as necessary.  The rest of the original terms of the United Online awards being replaced will continue to apply to the replacement FTD awards, including vesting schedules.  These adjustments of the United Online awards in connection with the Separation will be accounted for as a modification in accordance with ASC 718.  To determine the incremental fair value, if any, the United Online awards immediately prior to the modification will be compared to the fair value of the FTD awards immediately after the modification.

The Company expects the Separation to occur in the morning, prior to opening of the equity market and accordingly:

•                The fair value of the United Online awards immediately before the Separation will reflect the required adjustment in accordance with the pre-existing anti-dilution provision and will be based on United Online’s closing stock price immediately prior to the Separation, which means adding the fair value of United Online’s shares traded on an ‘ex-dividend’ basis to the fair value of FTD’s shares on a ‘when-issued’ basis immediately prior to the Separation.

•                The fair value of the FTD awards immediately after the modification will be determined by reference to the closing price of the FTD stock on the day prior to the Separation as the Company expects such stock to trade on a ‘when issued’ basis even prior to the actual Separation.

•                The other assumptions used to estimate fair value (e.g., volatility, expected term and risk-free rate) will also be determined based on the facts and circumstances immediately before and immediately after the Separation; however, the fair value of the awards immediately before the modification will already include the effects of the contemplated transaction.

Because the United Online equity plans include pre-existing anti-dilution provisions that mandate the adjustment of outstanding awards granted pursuant to those plans, the modification of the awards is not expected to result in material incremental fair value in the aggregate.

The Company has revised the disclosure on pages 9 and 49-50 of the Information Statement in response to the Staff’s comment.

Conditions to the Separation, page 50

21.                            It appears that you intended to leave a blank in the 7th bullet to accommodate the identity of the exchange you plan to be listed upon. Please ensure that the identity is eventually disclosed.

The Company has revised the disclosure on page 51 of the Information Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

22.                            Please update your pro forma financial statements to include all necessary pro forma adjustments or tell us why such information cannot be provided.

The Company will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to update the pro forma financial statements to include all necessary pro forma.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

23.                            Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

•                  Include economic or industry-wide factors relevant to your business;

•                  Serve to inform readers about how you earn revenues and income and generate cash;

•                  Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your increased use of discounted pricing for certain of your products and services; and

•                  Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

The Company has revised the disclosure on page 60 of the Information Statement in response to the Staff’s comment.

Critical Accounting Policies, Estimates and Assumptions, page 60

Goodwill, page 61

24.                            We note that your Interflora and FTD reporting units would have failed the first step of the goodwill impairment test at October 1, 2012 had there been a 100 basis point increase in the assumed discount rate. Please tell us in sufficient detail and disclose how you determine your discount rates and other key assumptions, such as terminal growth rates.

The key assumptions used in the discounted cash flow valuation model for the goodwill impairment test include discount rates, growth rates, cash flow projections, and terminal growth rates. The discount rate utilized is indicative of the return an investor would expect to receive for investing in a similar business. Discount rates are determined by using the Capital Asset Pricing Model (“CAPM”) to develop our weighted average cost of capital (“WACC”). The CAPM considers market and industry data, as well as Company-specific risk factors for each reporting unit in determining the appropriate WACC to be used.

The WACC is calculated using each reporting unit’s return on equity, estimated cost of debt and the long-term level of equity and debt in the financial structure of companies in the industry.  Significant inputs to this model include a risk-free rate of return, beta (which is a measure of the level of non-diversifiable risk associated with comparable companies for each specific reporting unit), market equity risk premium, in certain cases an unsystematic (Company-specific) risk factor, pre-tax cost of debt for similarly-rated bonds, and income tax rates in the related jurisdictions. The unsystematic risk factor is the input that specifically addresses uncertainty related to the Company’s projections of earnings and growth. The Company utilizes discount rates that it believes adequately reflect the risk and uncertainty in the financial markets generally and specifically in its internally developed forecasts.

Management, considering industry and Company-specific historical and projected data, develops growth rates and cash flow projections for the Company. The terminal value is determined by following a common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and terminal growth rates. In determining the terminal growth rates, the Company considered GDP growth, consumer price inflation and the long-term growth prospects of each reporting unit.

The Company has revised the disclosure on page 64 of the Information Statement in response to the Staff’s comment.

25.                            We note that you determine the fair value of your reporting units by weighting the income approach by 75% and the market approach by 25%. Please tell us how you determined these weighting percentages and explain to us if your most recent goodwill impairment test identified significant fair value differences between the two methods.

The guideline companies used in the market approach, although considered by the Company to be the most relevant public company comparables to use, are not wholly comparable to the Interflora or FTD reporting units. Therefore, more weight was given to the income approach, which is based on management’s internal forecasts and projections for those specific businesses.  The 75%:25% weighting has been used consistently since the acquisition of FTD by United Online in 2008.

For the Interflora reporting unit, the market approach valuation was 7% lower than the income approach valuation. For the FTD reporting unit, the market approach valuation was 6% higher than the income approach valuation. Weighting either method at 100% would not have caused either reporting unit to fail the first step of the goodwill impairment test.

Results of Operations, page 66

26.                            Please revise your discussion of results of operations to provide more insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income. Please address the following items:

•                 When you identify more than one reason for an increase or decrease in the components of net income, please quantify, to the extent possible, the effect of each different reason.

•                 When you identify intermediate causes of changes in your statement of operations line items, such as the increase in legal costs or the decrease in stock-based compensation, please provide your readers with insight into the underlying drivers of those changes.

•                 To the extent that the financial statements disclose material increases in revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, increases in the volume or amount of goods sold, acquisitions, or the introduction of new products or services.

The Company has revised the disclosure on pages 73-79 of the Information Statement in response to the Staff’s comment.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011, page 66

Revenues, page 66

27.                            Please quantify the impact of your acquisition of Gifts Division of Flying Brands Limited on the increase in your revenues. Please refer to Item 303(a)(3)(i) of Regulation S-K.

The Company has revised the disclosure on page 73 of the Information Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 72

28.                            We note your indication here that no funds were borrowed under the Revolving Credit Facility as of December 31, 2012. Please also disclose the amounts outstanding as of the same date under the Term Loan and any letters of credit.

The Company has revised the disclosure on page 79 of the Information Statement in response to the Staff’s comment.

Business, page 79

Industry Background, page 82

29.                            We note your reference to Mintel in the first paragraph of this section. Please disclose whether you commissioned a study from Mintel and file Mintel’s consent, or confirm that Mintel’s research is widely available to the public.

Mintel’s research is publicly-available on a subscription basis. There has not been an update to the 2008 Mintel report.

Management, page 94

Board of Directors Following the Separation, page 94

30.                            Please revise to clarify whether Mr. Berglass was employed during the past five years and, if so, provide the disclosure set forth in Item 401(e) of Regulation S-K. If Mr. Berglass is retired or was otherwise not employed during the past five years, please state so explicitly.

The Company has revised the disclosure on page 102 of the Information Statement in response to the Staff’s comment.

Executive Compensation, page 101

Summary Compensation Table, page 101

31.                            We note your disclosure that the “amounts and forms of compensation reported below are not necessarily indicative of the compensation that our executive officers will receive following the separation.” To the extent known, please disclose any way(s) in which the compensation received by your executive officers following the Separation will differ materially.

The Company is in the process of determining post-separation compensation arrangements for the named executive officers and will provide information regarding such arrangements when they are finalized.

32.                            Please provide additional disclosure regarding the minimum base salary amounts to which you refer in footnote 2 to the summary compensation table. It does not appear that these amounts are disclosed in the Potential Payments upon Termination or Change in Control section. Please refer to Item 402(o)(1) of Regulation S-K.

The Company has revised the disclosure on page 108 of the Information Statement to state simply that the salaries reflected in the chart may be subject to future increase in the discretion of the Board of Directors of the Company, and to delete any reference to there being further information regarding salary amounts in the “Potential Payments upon Termination or Change in Control” section, as quantification of amounts in that section is not required pursuant to the JOBS Act.

Description of Capital Stock page 111

33.                            We note your statement that “[u]pon completion of the distribution, all of the outstanding shares of common stock will be validly issued, fully paid and non-assessable.” It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

The Company has deleted such disclosure in the revised Information Statement in response to the Staff’s comment.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(1) Description of Business and Planned Separation, Basis of Presentation, Accounting Policies, and Recent Accounting Pronouncements, page F-8

Accounting Policies, page F-9

Segments, page F-9

34.                            We note your disclosure that you operate in one reportable segment — floral, gifts and related products and services. Please tell us if you operate in multiple operating segments that have been aggregated into one reportable segment. If so, please identify for us your operating segments and explain to us how they meet the criteria for aggregation. Also provide the disclosures required by ASC 280-10-50-21a and 50-41.

FTD Companies, Inc. operates in one operating and reportable segment. During the years ended December 31, 2010, 2011 and 2012 and the quarter ended March 31, 2013, Mark R. Goldston, the Company’s Chief Executive Officer, and United Online’s Chairman, President and Chief Executive Officer, was the Company’s Chief Operating Decision Maker (“CODM”). The Company’s CODM regularly reviews consolidated operating results for the Company, makes decisions related to allocation of resources to the Company and assesses the performance of the Company as a whole.

The CODM has historically been provided with certain reports, summarized below, on a quarterly or more frequent basis.  The reports provided to the CODM present consolidated revenues and/or revenues by component (Consumer, Florist and International) and consolidated adjusted OIBDA for the Company, as well as updates related to the business and key initiatives.

•                 The CODM holds weekly staff meetings and other periodic meetings with key members of the Company’s management, which include both strategic and operational discussions with the business leaders.  Oftentimes, the agendas for these meetings include separate presentations related to operational and market-facing matters, including consumer marketing channel performance, U.S. product fulfillment, customer service and quality matters, and technology matters.

Frequently, reports are provided to the CODM that include component revenues, key metrics related to such (e.g., order volume, marketing channel performance such as traffic and conversion statistics, average order values and florist membership matters).  The discussions in such meetings are focused on the items noted above as well as technology performance and progress on key initiatives.  Resource allocation decisions are frequently made as a result of these meetings.

•                 Quarterly forecasts are provided to the CODM.  These reports provide revenues by component and consolidated adjusted OIBDA for the Company.  Discussions to review the quarterly forecasts with the management team include matters similar to those reviewed as part of the weekly and other periodic meetings.  The forecasts are also used by the CODM to assess the Company’s performance and to make decisions concerning the allocation of resources.

•                 Quarterly updates on the FTD business are provided to the United Online Board of Directors, which the CODM receives in his role as CEO of United Online and Chairman of the United Online Board of Directors.  These updates typically include revenues by component and consolidated adjusted OIBDA.  In addition, consumer marketing channel order volume and costs per order by channel, along with florist product and services gross margins are provided to demonstrate the significant difference in margin for the different types of revenues streams.  The quarterly reports provided on all of the United Online businesses are used by the United Online Board of Directors to assess United Online’s progress against key initiatives, performance on a quarterly basis and to make strategic decisions.

The Company’s annual budget is also reviewed and approved by the CODM, in his role as CEO of both United Online and the Company, as well as the United Online Board of Directors.  This review and approval typically occurs during the November to January time frame each year.  The budget information provided to the CEO and the United Online Board of Directors includes revenue by component and consolidated adjusted OIBDA.  In addition, information related to key strategic initiatives is also provided.

In limited instances, the CODM has been provided with adjusted OIBDA by component.  For example, in October 2012, the United Online Board of Directors meeting was held at FTD Companies, Inc. corporate offices, providing the United Online Board of Directors an opportunity to meet with the FTD Executive Management team in preparation for the Separation.  This meeting included, along with typical key agenda items, component adjusted OIBDA for the Company because certain Executive Management team members presented information specific to their responsibilities. The inclusion of this information was not a change in information to be presented to the Board of Directors on an ongoing basis. Board presentations since October 2012 have not included component adjusted OIBDA.

The CODM has concluded that component measures of profit and loss are not necessary to manage the Company’s business and as such, the CODM does not regularly receive such information. Therefore, we have concluded that FTD Companies, Inc. operates in one operating and reportable segment.

The Company has revised the disclosures on pages F-9 and F-20 of the Information Statement in response to the Staff’s comment.

Revenue Recognition, page F-14

35.                            We note that you sell point-of-sale systems and related technology services to floral network members and recognize those revenues in accordance with ASC 605 and ASC 985. We also note that you recognize revenues on hardware sold without software at the time of delivery and that you recognize revenues on hardware sold with software when delivery, installation and customer acceptance have all occurred. Please address the following comments:

•                 Tell us further details about the hardware, software, and service offerings you provide to floral network members and explain how your revenue recognition policies for these offering comply with ASC 605 and ASC 985. Please clarify how you determine whether or not software is essential to the functionality of nonsoftware components.

•                 Ensure you discuss how you allocate consideration to software and nonsoftware deliverables and how you determine the appropriate units of accounting and elements in these arrangements. Clarify if your contracts include any undelivered items, such as post-contract customer support or upgrade rights.

•                 Quantify for us the revenues recognized related to each of these product and service offerings for the periods presented.

The Company has three different revenue streams related to technology offerings to its floral network members.

•                                         First, the Company sells point-of-sales (“POS”) systems to some but not all of its floral network members. The Company’s POS system sales include hardware, installation, training, and software which are sold in a bundle and the price includes items such as a server, personal computer, monitor, cash drawer, receipt printer, and credit card reader. The customer must purchase the server and, in most cases, at least one workstation. In 2012, sales of POS systems accounted for less than 1% of consolidated revenue.

•                                         Second, for those members that have FTD’s POS technology, a monthly support fee for software is also charged to the member. Support fees are recognized on a monthly basis as earned and allow customers to receive unspecified updates to the POS software, if and when available, in addition to customer support. Support fees accounted for 2% of the Company’s consolidated revenues for the 2012 fiscal year.

•                                         Third, the Company provides a software service solution, called Mercury Direct, that enables the sending and receiving of floral orders by the floral network member. This software is provided to all floral network customers via a CD at no charge. However, customers pay a monthly access fee for the software connection to the Mercury Network in order for the floral network member to send and receive floral orders over the network and send messages to FTD or other floral network members. Monthly access fees in the same amount are charged to all floral network members regardless of whether they have purchased POS systems from FTD. Revenues related to access fees are recognized on a monthly basis as earned. Access fees accounted for less than 1% of the Company’s consolidated revenues for the 2012 fiscal year.

The Company follows the guidance in ASC 605-25 in accounting for the system sales as they represent a multiple element arrangement.  The deliverables in the arrangement include: the POS software; the hardware upon which the POS software is installed or accessed (i.e., server and PC workstations) and related peripherals (i.e., monitor, receipt printer and credit card scanner); installation; training; access; support; and the Mercury Direct software.  The POS software, hardware and installation and training are all delivered together and revenue is recognized upon customer acceptance, after completion of installation and training.  The only undelivered items at the point of customer acceptance are the monthly access and support. The access and support performance obligations are under one month contractual renewals, cancelable by the florist at any point in time. The price of the POS software, hardware and installation and training is several thousands of dollars while the monthly access and support fees generally run a few hundred dollars.

The Company evaluated vendor specific objective evidence (“VSOE”) for the undelivered software-related elements of the POS system sale arrangement.  VSOE is determinable for the access and support, since the monthly renewal rate represents the value of that element being sold separately.  The Company also has fee schedules for access and support that it rarely deviates from.

The Company allocates the arrangement fee to the undelivered elements at their fair values indicated by VSOE, and allocates the remainder of the arrangement fee to the delivered elements.  Revenue is recognized only after the last of the elements without VSOE is delivered (completion of installation/training for the POS system) and the other revenue recognition criteria of ASC subtopic 985-605 are met.

Although some elements of the arrangement (i.e., the hardware and the access fees) fall under ASC 605 and some elements fall within the scope of ASC 985 (i.e., POS software), given that the timing of delivery/customer acceptance for all delivered items is the same and the Company has VSOE for the undelivered access and support, the Company believes that revenue recognition would be materially equivalent under either standard.

36.                            We note that you recognize service revenues based on “orders sent to floral network members” and “fees for floral network services.” Please tell us and revise your disclosures to specify what these revenue streams represent and how the fees are derived. For example, if these revenues include commissions and/or membership fees paid by floral network members, explain if commissions are fixed or variable and if memberships are month-to-month or based on longer terms.

Services revenues related to orders sent through the floral network are variable based on either the number of orders or on the value of orders and are recognized in the period in which the orders are delivered. Membership and other subscription-based fees are recognized monthly as earned, on a month-to-month basis.

The Company has revised the disclosure on page F-15 of the Information Statement in response to the Staff’s comment.

Sales and Marketing, page F-15

37.                            Please tell us whether you participate in any cooperative advertising programs with any vendors, customers, or floral network members. If so, please explain to us in more detail your accounting policy related to accounting for cooperative advertising programs, and quantify any amounts of cooperative advertising funds netted against your disclosed amounts of advertising expense. Also tell us what “fees paid to distribution partners” represent.

The Company does not participate in any cooperative advertising programs with any vendors, customers, or floral network members.

Fees paid to distribution partners relate to fees paid to online and other corporate partners, such as group buying initiatives and travel industry partners, and to floral network members as an incentive for them to send more order volume through the Company’s floral network.  Fees are paid to these third parties for marketing services which drive order volume from customers.  The Company has revised the disclosure on page F-15 of the Information Statement in response to the Staff’s comment.

(2) Segment Information, page F-20

38.                            Please disclose revenue from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40.

The Company has revised the disclosure on page F-20 of the Information Statement in response to the Staff’s comment.

(4) Balance Sheet Components, page F-21

39.                            We have reviewed your financing receivable disclosures on pages F-10 and F-21 and have the following comments:

•                 Please tell us and disclose your policy for charging off uncollectible financing receivables. See ASC 310-10-50-11B(b). Your write-offs appear unusually low considering a majority of your “past due” receivable balance appears to be 120 days or more past due and on nonaccrual status. We also find it unusual that your allowance for credit loss rollforward does not reflect any recoveries of amounts previously charged off.

•                 Revise your disclosures to define “past due” receivables. See ASC 310-10-50-6e. Please also provide us with an aging analysis of your past due receivables. Ensure that your aging analysis presents appropriate aging buckets, such as three month increments, for periods in excess of 120 days.

•                 Provide the disclosures required by ASC 310-10-50-7b.

•                 We note that you place financing receivables on nonaccrual status “when a floral network member ceases to be a member” and resume accrual when the member “becomes active again and such member’s receivable balance is current.” Please revise your disclosures to clarify what these statements mean. In particular, please explain what causes or determines cessation of membership and “re-activation” and clarify how you define the term “current.”

The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable and, to date, such losses have been within management’s expectations.  The Company establishes the allowance based upon the aging of receivables, as well as a specific allowance, if necessary, based upon the best available facts and circumstances.  However, the Company aggressively pursues collection of past due receivables through a number of avenues, which may include filing of claims with a bankruptcy court or litigation, prior to writing off receivables.  Bankruptcy proceedings and litigation can take several years to reach conclusion.  As such, receivable write-offs are low and recoveries are minimal.  In response to the Staff’s comments, the Company has revised the disclosure on page F-10 of the Information Statement to include the Company’s policy for writing off uncollectible financing receivables.

The Company has revised the disclosure related to past due receivables on page F-10 of the Information Statement in response to the Staff’s comment.  As discussed above, collection or write-off of past due amounts can take several years.  Therefore, the past due aging analysis below utilizes broader increments than the suggested three months.

The aging analysis of past due financing receivables was as follows (in thousands):

Days	December 31,
Past Due	2012	2011

1-120	$183	$267
121-150	41	49
151-364	293	342
365-730	429	644
> 730	2,569	2,423
Total	$3,515	$3,725

The recorded investment in financing receivables that are past due 90 days or more and still accruing is immaterial (less than 0.1% of past due financing receivables) at each balance sheet date presented and therefore has not been disclosed.

The Company has revised the disclosure related to financing receivables on nonaccrual status on page F-10 of the Information Statement in response to the Staff’s comment.

(5) Transactions with Related Parties, page F-22

40.                            We note that your historical financial statements include charges for services provided by United Online and its subsidiaries. Since those entities are related parties and the transactions were likely not at arm’s length, please disclose management’s estimates of what the expenses would have been on a stand-alone basis. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

The Company has revised the disclosure on page F-22 of the Information Statement in response to the Staff’s comment.

(11) Income Taxes, page F-32

41.                            It appears that your foreign effective tax rate is significantly less than your domestic effective tax rate. Please ensure your MD&A discusses the disproportionate relationship among pre-tax foreign and domestic earnings and foreign and domestic tax rates. If a particular country contributes a disproportionately larger amount of net income due to favorable tax rates, please disclose additional information about that country’s tax structure and its impact on your operations. Please also provide all disclosures required by ASC 740-30-50-2.

The Company has revised the disclosure related to the effective tax rate on pages 75 and 79 of the Information Statement in response to the Staff’s comment.

Substantially all of the Company’s foreign earnings are repatriated to the U.S.  The Company does not have a policy of permanently reinvesting earnings of foreign subsidiaries outside of the U.S., and therefore provides residual U.S. income tax on any unremitted foreign earnings.  Additionally, income tax is provided on undistributed earnings of domestic subsidiaries.  Accordingly, the Company does not believe there are any disclosures required under ASC 740-30-50-2.

(14) Commitments and Contingencies, page F-36

42.                            We note that you received an offer of settlement in the second quarter of 2012 from the Multistate Work Group related to your post-transaction sales practices matter. We also note that you have “entered into discussions with the Multistate Work Group in an effort to reach a negotiated resolution.” In light of the settlement offer and the ongoing settlement negotiations, please clarify for us why you are unable to reasonably estimate the amount of possible loss or range of loss associated with this matter.

The Company is currently unable to reasonably estimate the amount of possible loss or range of loss associated with the initial offer of settlement received in the second quarter of 2012 from the Multistate Work Group related to its post-transaction sales practices matter because the Company rejected the Multistate Work Group’s initial settlement offer, the applicable governmental authorities have not concluded all or a significant portion of their respective investigations and no settlement amount discussions have since occurred.  The Company remains engaged in discussions with the Multistate Work Group in an effort to reach a negotiated resolution.  There can be no assurances as to the terms on which the Multistate Work Group and the Company may agree to settle this matter, or that any settlement of this matter may be reached.

***

In accordance with your request, the Company hereby acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact me at (630) 724-6504.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan
Executive Vice President and
Chief Financial Officer

cc:

Lisa Sellars, Staff Accountant (Securities and Exchange Commission)

Andrew Blume, Staff Accountant (Securities and Exchange Commission)

Lisa Kohl, Staff Attorney (Securities and Exchange Commission)

Robert S. Apatoff, President

Charles B. Ammann, Executive Vice President, General Counsel and Secretary (United Online, Inc.)